U.S. SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING
                           (Check One)

[ ]Form 10-KSB   [ ]Form 20-F    [ ]Form 11-K    [X]Form 10-Q    [ ]Form  SAR


For period Ended: September 30, 2001

[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form N-SAR

     For the Transition Period Ended: N/A

                              PART I
                      REGISTRANT INFORMATION

Full Name of Registrant:                    Whole Living, Inc.

Address of Principal Executive Office:      629 East 730 South, Suite 201
City, State and Zip Code:                   American Fork, Utah 84003

                             PART II
                     RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[X] (a) The reasons described in reasonable detail in part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form 1-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (72,435), effective April 12, 1989, 54 F.R. 10306.]

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                             PART III
                            NARRATIVE

Management has been unable to review the financial statements for the quarter within such time period as to allow the timely filing of this quarterly report.


                             PART IV
                        OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Ronald K. Williams (801) 772-3300

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     [X] Yes    [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [ ] Yes    [X] No

Whole Living, Inc. has caused this notification to be signed on its behalf by the undersigned duly authorized.

                                /s/ Ronald K. Williams
Date: November 14, 2001     By:__________________________________________
                               Ronald K. Williams, President and Director